Exhibit 99.1

Gerdau Ameristeel Announces First Quarter 2006 Results

TAMPA, FL, May 3, 2006 -- Gerdau Ameristeel Corporation (NYSE: GNA; TSX: GNA) today reported net income of $87.4 million, or $0.29 per share fully diluted, on net sales of $1.1 billion for the three months ended March 31, 2006, compared to net income of $78.6 million, or $0.26 per share fully diluted, on net sales of $1.0 billion for the three months ended March 31, 2005. EBITDA for the first quarter of 2006 was $171.2 million, compared to EBITDA for the first quarter of last year of $151.5 million.

Included in selling and administrative expense for the first quarter of 2006 is non-cash pretax expense of $25.5 million to mark to market outstanding stock appreciation rights and for expenses associated with other executive compensation agreements compared to a non-cash pretax expense reversal of $0.8 million for the quarter ended March 31, 2005. Also, a gain of $4.6 million was realized during the first quarter of 2006 related to the sale of land and building.

On May 2, 2006, the Board of Directors approved a quarterly cash dividend of $0.02 (two US$ cents) per common share, payable June 2, 2006 to shareholders of record at the close of business on May 18, 2006.

During the quarter ended March 31, 2006, the Company completed two acquisitions. On February 10, Gerdau Ameristeel completed the acquisition of Fargo Iron and Metal Company, a scrap processor with approximately 50,000 tons of scrap generating capacity, and on March 10, the Company completed the acquisition of the rebar fabricating assets of Callaway Building Products, Inc. with approximately 10,000 tons per year of capacity.

Also, the Company recently announced that its U.S. operating subsidiary, Gerdau Ameristeel US Inc., entered into a definitive agreement to acquire all of the outstanding shares of Sheffield Steel Corporation. Sheffield Steel is a mini-mill producer of long steel products, primarily rebar and merchant bars with annual shipments of approximately 550,000 tons of finished steel products. Sheffield operates a melt shop and rolling mill in Sand Springs, Oklahoma, a smaller rolling mill in Joliet, Illinois, and three downstream steel fabricating facilities in Kansas City and Sand Springs. The transaction is expected to close in the second quarter of 2006.

The following table summarizes Gerdau Ameristeel’s results for the first quarter of 2006 compared to the results for the first quarter of 2005. All financial results are presented in accordance with United States generally accepted accounting principles (GAAP).

	For the Quarter Ending
	March 31, 2006	March 31, 2005
Income Statement ($000’s except EPS)
Net sales	$1,059,230	$1,002,538
Operating income	115,694	94,532
Net income	87,386	78,572
EBITDA	171,154	151,542
EPS - Basic	$0.29	$0.26
EPS - Diluted	$0.29	$0.26
Average shares outstanding (000’s)	304,568	304,109

	March 31, 2006	December 31, 2005
Balance Sheet ($000’s except share price)
Working capital	$1,130,629	$1,115,579
Total debt	532,076	530,345
Book value	1,600,934	1,584,019
Market capitalization	2,833,981	1,717,219
Share price (note 1)	$9.30	$5.64

Notes: (1)	Share price is the closing price on the New York Stock Exchange on March 31, 2006, and December 31, 2005, respectively.

Excluding joint ventures, the Company shipped 1.6 million tons of finished steel in the three months ended March 31, 2006, an increase of 2.5% over the first quarter of 2005. Average mill prices increased $19 per ton, or 3.6%, compared to the first quarter in 2005. Scrap raw material costs decreased $10 per ton, or 5.0%, compared to the first quarter of 2005. Metal spread, the difference between mill selling prices and scrap raw material cost, increased $29 per ton, or 8.4%, compared to the first quarter of last year. Mill manufacturing costs were $245 per ton in the first quarter of 2006 compared to $238 per ton in the first quarter of 2005, primarily as a result of higher energy costs, increased raw material prices other than scrap, and the stronger Canadian dollar. Fabricated steel prices increased $28 per ton compared to the first quarter of the prior year.

Joint Venture Results (50% Share Owned by Gerdau Ameristeel)

The following table summarizes the results of the Company’s 50% owned joint ventures, primarily Gallatin Steel, a flat rolled mill joint venture with Dofasco Inc.

	For the Quarter Ending
	March 31,	March 31,
	2006	2005
Tons Shipped	201,845	194,010

Operating Income ($ 000)	29,376	31,485
Net Income ($ 000)	29,329	31,678
EBITDA ($ 000)	31,778	34,060

	$/Ton	$/Ton

Average Selling Price	564.73	634.93
Scrap Charged	242.26	279.49

Metal Spread	322.47	355.44

Operating Income	145.54	162.29
EBITDA	157.44	175.56

For the three months ended March 31, 2006, Gerdau Ameristeel’s consolidated operating income was $115.7 million and the operating income of the joint ventures was $29.4 million. Based on 1.8 million tons of finished steel shipped, the composite operating income was $79 per ton for the first quarter of 2006. For the three months ended March 31, 2005, Gerdau Ameristeel’s consolidated operating income was $94.5 million and the operating income of the joint ventures was $31.5 million. Based on 1.8 million tons of finished steel shipped, the composite operating income was $71 per ton for the first quarter of 2005.

CEO Comments

Mario Longhi, President and CEO of Gerdau Ameristeel, commented:

“Recognizing that we work in a cyclical and changing sector with limited forward visibility, we are very pleased with the continued strength of the North American steel sector and the favorable market conditions and environment. This represents an excellent window of opportunity to achieve satisfactory returns and payback on our significant acquisition expenditures over the 2002 through 2004 timeframe. Our focus in the June quarter is to integrate the people and assets of Sheffield Steel into our culture and business philosophy, as well as continuing to improve the productivity and cost efficiency of our operations. We remain cautiously optimistic for the remainder of 2006 with shipments, prices and metal spreads continuing firm. With safety at the forefront, we endeavor to maintain an exceptional human resource base, an unparalleled operating and technical knowledge platform, and a strong balance sheet with the flexibility to benefit from a wide range of potential economic scenarios.”

Forward Looking Statements

In this press release, “Gerdau Ameristeel” and “Company” refer to Gerdau Ameristeel Corporation and its subsidiaries and 50%-owned joint ventures. Certain statements in this press release, including, without limitation, the section entitled “CEO Comments” constitute forward-looking statements. Such statements describe the Company’s assumptions, beliefs and expectations with respect to its operations, future financial results, business strategies and growth and expansion plans and strategies and can often be identified by the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “plans,” and other words and terms of similar meaning. The Company cautions readers that forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those currently projected by the Company. In addition to those noted in the statements themselves, any number of factors could affect actual results, including, without limitation:

The highly competitive nature of the global steel industry and the availability of competitive substitute materials; the cyclical nature of the steel industry and the industries served by the Company and economic conditions in North America and worldwide; the substantial capital investment and maintenance expenditures required in the Company’s business; increases in the cost of steel scrap, energy and other raw materials; the ability to renegotiate collective bargaining agreements and avoid labor disruptions; the loss of key employees; and the timely completion of business or asset purchases and sales, including receipt of regulatory agency approvals, and the ability to integrate newly-acquired businesses and achieve synergies.

Any forward-looking statements in this press release are based on current information as of the date of this press release and the Company does not undertake any obligation to update any forward-looking statements to reflect new information or future developments or events, except as required by law.

Notice of Conference Call

Gerdau Ameristeel invites you to listen to a live broadcast of its first quarter conference call on Wednesday, May 3, 2006, at 3 pm EDT. The call will be hosted by Mario Longhi, president and CEO, and Tom Landa, VP and CFO, and can be accessed via our Web site at www.gerdauameristeel.com. Web cast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Gerdau Ameristeel

Gerdau Ameristeel is the second largest minimill steel producer in North America with annual manufacturing capacity of over 8.4 million tons of mill finished steel products. Through its vertically integrated network of 15 minimills (including one 50%-owned minimill), 17 scrap recycling facilities and 43 downstream operations, Gerdau Ameristeel primarily serves customers in the eastern two-thirds of North America. The Company’s products are generally sold to steel service centers, steel fabricators, or directly to original equipment manufacturers (or “OEMs”) for use in a variety of industries, including construction, automotive, mining, cellular and electrical transmission, metal building manufacturing and equipment manufacturing. Gerdau Ameristeel’s common shares are traded on the Toronto Stock Exchange under the symbol GNA.TO and on the New York Stock Exchange under the symbol GNA. For additional financial and investor information, visit www.gerdauameristeel.com.

EBITDA (earnings before interest, taxes, depreciation and amortization) is a non-GAAP measure that management believes is a useful supplemental measure of cash available prior to debt service, capital expenditures and income tax. Investors are cautioned that EBITDA should not be construed as an alternative to net income determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operations as a measure of liquidity and cash flows. EBITDA does not have a standardized meaning prescribed by GAAP. The Company’s method of calculating EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of EBITDA to net income is shown below:

	For the Three Months Ended
	March 31, 2006	March 31, 2005
($000s)
Net income	$87,386	$78,572
Income tax expense	45,200	36,620
Interest and other expense on debt	10,662	11,456
Depreciation and amortization	26,832	26,169
Earnings from joint ventures	(29,329)	(31,678)
Cash distribution from joint ventures	30,403	30,403
EBITDA	$171,154	$151,542

For more information please contact:

Mario Longhi President and Chief Executive Officer Gerdau Ameristeel 813) 207-2225 mlonghi@gerdauameristeel.com	Tom J. Landa Vice President and Chief Financial Officer Gerdau Ameristee (813) 207-2300l tlanda@gerdauameristeel.com

SUPPLEMENTAL OPERATING AND FINANCIAL INFORMATION

THE INFORMATIONS IN THIS TABEL EXCLUDES JOINT VENTURES

	For the Three Months Ending
	March 31, 2006		March 31, 2005

Production	Tons		Tons
Melt Shops	1,642,501		1,571,757
Rolling Mills	1,547,837		1,532,014

Finished Steel Shipments	Tons	%	Tons	%
Rebar	363,617	22	348,928	22
Merchant / Special Sections	830,557	51	760,321	48
Rod	161,610	10	225,803	14
Fabricated Steel	270,496	17	251,140	16
Total Shipments	1,626,280	100	1,586,192	100

Selling Prices	$/Ton		$/Ton
Mill external shipments	555.49		536.30
Fabricated steel shipments	739.28		711.07

Scrap Charged	184.75		194.43

Metal Spread (selling price less scrap)
Mill external shipments	370.74		341.87
Fabricated steel shipments	554.53		516.64

Mill manufacturing cost	245.25		238.05

Operating Income	71.14		59.60

EBITDA	105.24		95.54

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(US$ in thousands)
	March 31,	December 31,
	2006	2005
	(unaudited)
ASSETS
Current Assets
Cash and cash equivalents	$228,237	$414,259
Restricted cash	473	473
Short term investments	177,850	-
Accounts receivable, net	429,090	344,758
Inventories	713,015	745,165
Deferred tax assets	23,391	23,212
Other current assets	26,317	23,236
Total Current Assets	1,598,374	1,551,103

Investments	152,355	153,439
Property, Plant and Equipment	974,427	955,601
Goodwill	122,716	122,716
Deferred Financing Costs	14,158	14,451
Deferred Tax Assets	20,260	23,424
Other Assets	9,879	8,717

TOTAL ASSETS	$2,892,169	$2,829,451

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
Accounts payable	$304,152	$285,019
Accrued salaries, wages and employee benefits	58,942	66,744
Accrued interest	12,173	21,003
Other current liabilities	91,088	61,271
Current portion of long-term borrowings	917	1,014
Total Current Liabilities	467,272	435,051

Long-term Borrowings, Less Current Portion	432,696	432,737
Convertible Debentures	98,463	96,594
Accrued Benefit Obligations	150,910	147,167
Other Liabilities	73,454	65,246
Deferred Tax Liabilities	68,440	68,637
TOTAL LIABILITIES	1,291,235	1,245,432
Shareholders' Equity
Capital stock	1,011,831	1,010,341
Retained earnings	554,709	540,415
Accumulated other comprehensive income	34,394	33,263

TOTAL SHAREHOLDERS' EQUITY	1,600,934	1,584,019

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$2,892,169	$2,829,451

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF EARNINGS
(US$ in thousands, except earnings per share data)
(Unaudited)
	Three Months Ended
	March 31,	March 31,
	2006	2005

NET SALES	$1,059,230	$1,002,538

OPERATING EXPENSES
Cost of sales (exclusive of depreciation)	864,441	857,014
Selling and administrative	55,446	26,078
Depreciation	26,135	25,522
Other operating income	(2,486)	(608)
	943,536	908,006
INCOME FROM OPERATIONS	115,694	94,532
EARNINGS FROM JOINT VENTURES	29,329	31,678
INCOME BEFORE OTHER EXPENSES AND INCOME TAXES	145,023	126,210
OTHER EXPENSES
Interest, net	10,662	11,456
Foreign exchange loss (gain)	1,078	(1,085)
Amortization of intangible assets	697	647
	12,437	11,018
INCOME BEFORE INCOME TAXES	132,586	115,192
INCOME TAX EXPENSE	45,200	36,620
NET INCOME	$87,386	$78,572

EARNINGS PER COMMON SHARE - BASIC	$0.29	$0.26
EARNINGS PER COMMON SHARE - DILUTED	$0.29	$0.26

GERDAU AMERISTEEL CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS
(US$ in thousands)
(Unaudited)
	Three Months Ended
	March 31,	March 31,
	2006	2005
OPERATING ACTIVITIES
Net income	$87,386	$78,572
Adjustment to reconcile net income to net cash provided by operating activities:
Depreciation	26,135	25,522
Amortization	697	647
Deferred income taxes	3,496	86
Gain on disposition of property, plant and equipment	(4,560)	-
Income from joint ventures	(29,329)	(31,678)
Distributions from joint ventures	30,403	30,403

Changes in operating assets and liabilities, net of acquisitions:
Accounts receivable	(81,918)	(67,661)
Inventories	33,306	44,240
Other assets	(1,172)	8,167
Liabilities	41,612	51,433
NET CASH PROVIDED BY OPERATING ACTIVITIES	106,056	139,731

INVESTING ACTIVITIES
Additions to property, plant and equipment	(40,879)	(29,238)
Proceeds received from sale of property, plant and equipment	5,205	-
Acquisitions	(7,692)	(49,654)
Purchases of short term investments	(177,850)	(38,150)
NET CASH USED IN INVESTING ACTIVITIES	(221,216)	(117,042)

FINANCING ACTIVITIES
Payments on term loans	1,458	(1,256)
Additions to deferred financing costs	(404)	-
Cash dividends	(73,092)	(6,083)
Proceeds from issuance of employee stock purchases	1,183	998
NET CASH USED IN FINANCING ACTIVITIES	(70,855)	(6,341)

Effect of exchange rate changes on cash and cash equivalents	(7)	(1,655)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(186,022)	14,693

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	414,259	88,132

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$228,237	$102,825